Free Writing Prospectus

Filed Pursuant to Rule 433

Registration Statement No. 333-255446-02

PUBLIC SERVICE COMPANY OF COLORADO

(a Colorado corporation)

$850,000,000 5.25% FIRST MORTGAGE BONDS, SERIES NO. 40 DUE 2053

Issuer:	Public Service Company of Colorado (a Colorado corporation)
Issue Format:	SEC Registered
Expected Ratings*:	A1/A/A+ (Stable/Stable/Stable) (Moody’s/S&P/Fitch)
Security Type:	First Mortgage Bonds
Pricing Date:	March 27, 2023
Settlement Date:	April 3, 2023 (T+5)
Principal Amount:	$850,000,000
Maturity Date:	April 1, 2053
Interest Payment Dates:	Semi-annually on April 1 and October 1, commencing on October 1, 2023
Reference Benchmark Treasury:	4.000% due November 15, 2052
Benchmark Treasury Price:	104-16
Benchmark Treasury Yield:	3.747%
Spread to Benchmark Treasury:	+155 bps
Yield to Maturity:	5.297%
Coupon:	5.25%
Price to the Public:	99.298% of the principal amount
Net Proceeds to Issuer:	$836,595,500 (after deducting the underwriting discount but before transaction expenses)
Make-Whole Call:	Prior to October 1, 2052 (the par call date), T+25 bps (calculated to the par call date)
Par Call:	On or after October 1, 2052, at par
CUSIP/ISIN:	744448 CY5 / US744448CY50
Minimum Denominations:	$2,000 and integral multiples of $1,000 in excess thereof
Joint Book-Running Managers:	Goldman Sachs & Co. LLC J.P. Morgan Securities LLC Morgan Stanley & Co. LLC MUFG Securities Americas Inc. TD Securities (USA) LLC BNP Paribas Securities Corp. Scotia Capital (USA) Inc.
Co-Managers:	PNC Capital Markets LLC Siebert Williams Shank & Co., LLC

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Goldman Sachs & Co. LLC toll-free at 1-866-471-2526, J.P. Morgan Securities LLC collect at 1-212-834-4533, Morgan Stanley & Co. LLC toll-free at 1-866-718-1649, MUFG Securities Americas Inc. toll-free at 1-877-649-6848 or TD Securities (USA) LLC toll-free at 1-855-495-9846.